

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

<u>Via E-Mail</u>
Mr. Robin Freestone
Chief Financial Officer
Pearson Plc
80 Strand
London, England WC2R 0RL

   Re: Pearson Plc
      Form 20-F for the Year Ended December 31, 2011
      Filed March 27, 2012
      File No. 001-16055

Dear Mr. Freestone

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Linda Cvrkel

         Linda Cvrkel
         Branch Chief